FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: March 1, 2005   By: /s/David Patterson/s/
                 David Patterson, CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

March 1, 2005

Item 3  News Release

The news release dated March 1, 2005 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company announces that the Company and Anglo American Exploration (Canada) Ltd. have finalized a $5 million budget for the 2005 exploration program on the 720 sq. km West Raglan Project, located in northern Quebec.

Item 5  Full Description of Material Change

The Company announces that the Company and Anglo American Exploration (Canada) Ltd. have finalized a $5 million budget for the 2005 exploration program on the 720 sq. km West Raglan Project, located in northern Quebec.

Mobilization of fuel and field supplies from Salluit, Quebec to the West Raglan Project camp is underway. Field work will begin in early March with a snowmobile based cesium vapour magnetometer geophysical survey. This high resolution magnetic survey has been selected to identify the subtle features of the type of sulphide lenses known to exist in the Raglan Formation. A detailed moving loop TEM geophysical survey will also be carried out. These surveys will focus on 10 to 12 target areas, along the 65 kilometre strike length of the Raglan Formation and the 65 kilometre strike length of the Povungnituk Group identified on the West Raglan Project.

Included in the target areas are the Greater Frontier Area, the focus of drilling in 2003 and 2004, and the Nanuk, Terrace and Boomerang areas where regional prospecting during 2004 resulted in the discovery of sulphide mineralization in ultramafic rocks on surface and in locally derived boulders.

The majority of the 2005 program will consist of diamond drilling. The diamond drill program, which is scheduled to begin in the first week of July, will have two primary components:

1)	to follow up on high grade drill intercepts from the 2003 and 2004 programs and un-sourced boulder trains in the Greater Frontier Area; and

2)	to follow up on new targets generated by the winter ground geophysics program in the Raglan Formation and the Povungnituk Group.

The 2005 program is being carried out by West Raglan Project operator Anglo American Exploration (Canada) Limited.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

DAVID PATTERSON
Chief Executive Officer	Telephone: (604) 684-6535

Item 9  Date of Report

March 1, 2005

KNIGHT RESOURCES LTD.

Per:

“David Patterson”
David Patterson,
Chief Executive Officer